Mail Stop 6010


	November 21, 2006


Valentin P. Gapontsev, Ph.D.
Chief Executive Officer and Chairman of the Board
IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts  01540

      Re:	IPG Photonics Corporation
      Amendment No. 3 to Registration Statement on Form S-1
      Filed on November 14, 2006
		File No. 333-136521

Dear Dr. Gapontsev:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We are subject to various environmental laws, page 16

1. With a view toward disclosure, please expand your response to prior comment 1 to explain to us what you will need to do to maintain compliance with current environmental laws. Also tell us where you have addressed the last sentence of Regulation S-K Item
101(c)(1)(xii).

Stock Option Grants, page 74

2. Please show us your calculations supporting the disclosure in the last two columns of the table.

Principal and Selling Stockholders, page 80

3. We note your disclosure in footnotes 15 and 17 regarding the beneficial ownership of the shares held by the selling stockholders.
Please identify the natural persons with voting or investment power over the shares held by those selling stockholders.

4. With a view toward disclosure, please tell us when each selling stockholder acquired the offered shares. Include the nature of the transaction and the amount of consideration paid.

5. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

* The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise as appropriate.

6. Please revise the footnotes to clarify which of the shares mentioned are being offered by the selling stockholders. For example, from footnote 22, it is unclear whether the shares underlying the options are being sold in this transaction. If so, you should disclose the exercise price of the option.

Certain Relationships and Related Party Transactions

Transactions with Dr. Valentin P. Gapontsev, page 86

7. Please disclose the amount of principal and interest repaid in July 2006.

Series D Preferred Stockholder, page 89

8. We note your response to prior comment 3. Please disclose in this section of your prospectus that the conversion rate under the Series
D preferred stock was changed at the time the convertible note was repaid and describe those changes.

Underwriting

Certain Relationships, NASD Conduct Rule, page 102

9. We note the disclosure you have added in the last paragraph.
As
appropriate, please revise your table of underwriting compensation to include all items considered by the National Association of Securities Dealers to be underwriting compensation for purposes of that Association`s Rules of Fair Practice. Refer to Item 508(e) of
Regulation S-K.

Exhibit 5.1

10. Refer to the condition of filing a certificate of incorporation in clause 1 of the fourth paragraph. Please confirm our assumption that you will file the certificate and file an opinion that does not contain the condition before you request acceleration of the effective date of this registration statement. If you do not intend to do so, it is unclear why it is appropriate for your registration statement to be declared effective if you cannot file an unconditional opinion that you are authorized to issue the share being offered.

11. Given the limitation in the second full paragraph on page 2 that your counsel is limited to "the General Corporation Law of the State of Delaware," please have your counsel confirm to us in writing, and submit their written confirmation as correspondence on the EDGAR system, that they concur with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VIII.A, part
14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric Atallah at (202) 551-3663 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.

      					Sincerely,



      					Russell Mancuso
      					Branch Chief

cc (via fax): 	Robert W. Ericson, Esq.
		David A. Sakowitz, Esq.
Valentin P. Gapontsev, Ph.D.
IPG Photonics Corporation
November 21, 2006
Page 4